

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 23, 2016

<u>Via E-mail</u>
Benjamin S. Miller
Chief Executive Officer
Rise Companies Corp.
1519 Connecticut Avenue NW, Suite 200
Washington, D.C. 20036

> **Re: Rise Companies Corp.**
> **Draft Offering Statement on Form 1-A**
> **Submitted August 29, 2016**
> **CIK No. 0001640967**

Dear Mr. Miller:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

<u>General</u>

1. We note your disclosure that you invest capital in your Programs. We also note your disclosure indicating that your Programs make debt investments in diversified portfolios of commercial real estate and real estate-related assets. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and

how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

2. We note your disclosure throughout your offering circular regarding the success of your prior business. See, for example only, your disclosure that:

> We have originated approximately $150 million in both equity and debt investments deployed across more than approximately $650 million of real estate property, while collecting and processing more than 55,000 investor dividends, distributions, investments and principal re-payments since we sponsored our first online investment in 2012. Our real estate debt and equity originations have increased at a compound annual growth rate of 802% (from $0.9 million to $75.2 million) for the two year period starting January 1, 2014 and ending December 31, 2015 and had a year-over-year growth rate of 118% (from $31.1 million to $67.8 million) for the six months ended June 30, 2016.

Please balance such disclosure with a discussion of any material historical adverse business developments that you or your affiliates, including the eREITs that you sponsor and Project Dependent Notes, have experienced, and the fact that you are currently incurring net losses.

3. We also note your track record disclosure which refers to the declared annualized 11% quarterly dividend for Fundrise Real Estate Investment Trust, LLC. If such dividend was paid from offering proceeds, please revise your disclosure to state this fact.

Part I

Item 6. Unregistered Securities Issued or Sold Within One Year

4. Please include the information required by Item 6 of Part I of Form 1-A with respect to the sale of your Class M Common Stock to management in July 2016.

Part II – Offering Circular

Cover Page

5. Please revise your cover page to limit to one page as required by Item 1 of Part II of Form 1-A. Please also consider removing disclosure regarding your prior performance from the cover page. See for example, your statements regarding the rate at which your originations have increased and the success of your eREIT offerings.

6. Please include a cross-reference to the section where the disclosure required by Item 14 of Part II of Form 1-A is provided. Please see Item 1(d) of Part II of Form 1-A.

7. We note that you anticipate accounting or audit fees of $150,000 in connection with the offering. Please include a footnote to the table on the cover page to state the amount of the expenses of the offering to be borne by you. Please see Instruction 6 to Item 1(e) of Part II of Form 1-A.

8. We note your disclosure in footnote 2 which states that you will not start operations until you raise $1,000,000 in this offering. However, your disclosure throughout the offering circular states that you have already commenced operations. Please revise your disclosure to reconcile this apparent discrepancy.

Risk Factors

Risks Related to Compliance and Regulation

We are offering our shares of Class B Common Stock…, page 26

9. Please tell us whether you will elect to delay the implementation of new and revised accounting standards as permitted under Section 107 of the JOBS Act, and amend your offering statement to disclose your election.

Dilution, page 34

10. Please amend to disclose if there is a material disparity between the cost of the 18 million Class M shares issued in July 2016 and the public offering price of the Class B shares offered in this offering statement. Please refer to Part II of Regulation A.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 35

11. We note your disclosure on page 35 that states "[w]e generate the majority of our revenue from origination fees from (i) debt and equity investments paid by the real estate operators with which we partner, and (ii) asset management fees paid quarterly by investors in our Programs." We also note your disclosure on page 36 that "[f]or the years ended December 31, 2014 and 2015, our total net revenue was $0.2 million and $2.3 million, respectively…." It appears as though a majority of your total net revenue of $2.3 million for the year ended December 31, 2015 came from net interest income. Please revise your disclosure to reconcile this apparent discrepancy or provide us with a detailed analysis as to why such reconciliation is not necessary.

12. Please briefly describe how you calculate assets under management for purposes of determining your annual asset management fee, including whether amounts invested in your Project Dependent Notes or eREIT programs are included and whether assets under management are marked to market.

Key Operating and Financial Metrics

Comparison of Years Ended December 31, 2014 and 2015, page 41

13. We note your disclosure on page 41 regarding your total net revenue for the years ended December 31, 2014 and 2015. Please provide a description of the significant components of your total net revenue. Please see Item 9 of Part II of Form 1-A.

Business

Relevant Industry Background, page 45

14. We note the chart on page 46 entitled "Examples of Nontraded REIT Fees." Please add disclosure, if true, that the 7% Selling Commission is part of the 15% Organization & Offering Expenses.

Benefits to Program Investors, page 49

15. In the footnotes to the distribution chart on page 50, please disclose the amount of REIT Dividends that were paid in excess of cash flow from operations and that were sourced from offering proceeds.

16. In the second footnote to the distribution chart on page 50, please provide a brief description of your PDN Portfolio program.

Benefits to Real Estate Operators, page 50

17. We note your disclosure that as of "April 2015, there was the largest spread in prices between the Core Commercial CPPI component (an index created by Moody's and Real Capital Analytics that tracks the price of large-scale, institutional-sized commercial real estate) and the Boxwood SCPI-117 (an index created by Boxwood Means that tracks the price of small-scale commercial real estate) since 2005, as shown in the chart below." The chart on page 52 appears to only go back to July 2006. Please revise the chart to include the relevant time period.

Directors, Executive Officers and Significant Employees, page 58

18. We note your disclosure that "[a]ll of our executive officers and significant employees work full-time for us." We also note that the table on page 58 only lists your directors and executive officers. Please revise the table on page 58 to include any significant employees. Please see Item 10(a) of Part II of Form 1-A.

Compensation of Our Directors and Executive Officers, page 61

19. We note that a portion of the total compensation received by Kenneth J. Shin and Bjorn J. Hall was in the form of a grant of restricted shares of Class A Common Stock, and that you have a 2014 Stock Option and Grant Plan. Please ensure that you provide all of the disclosure required by Item 11(d) of Part II of Form 1-A.

Interest of Management and Others in Certain Transactions, page 62

20. We note that Renren Lianhe Holdings beneficially owns 66.2% of your Series A Preferred Stock. Please briefly describe here any transactions or any currently proposed transactions during your last two completed fiscal years and the current fiscal year between Renren Lianhe Holdings and you and your subsidiaries where the amount involved exceeded or exceeds $120,000. Please see Item 13(a) of Part II of Form 1-A.

21. Please include the names of the related parties that have an interest in each of the Investors' Rights Agreement, Right of First Refusal and Co-Sale Agreement and Voting Agreement. Please see Instruction 4 to Item 13(a) of Part II of Form 1-A.

Security Ownership of Management and Certain Securityholders, page 65

22. Please provide your analysis as to why the Voting Agreement entered into on April 14, 2014 does not create a beneficial ownership group or confer beneficial ownership of the securities subject to such agreement upon the parties to the agreement.

Securities Being Offered, page 66

23. We note that your Class B Common Stock is not entitled to vote on any matters submitted to a vote of stockholders except as required by applicable law. Please state any rights of the holders of Class B Common Stock that may be modified otherwise than by a vote of a majority or more of the shares outstanding, voting as a class. Please see Item 14(a)(1)(xiii) of Part II of Form 1-A.

Preferred Stock, page 67

24. Please briefly describe any restriction on the repurchase or redemption of shares of capital stock by you while there is any arrearage in the payment of dividends or sinking fund installments. If there is no such restriction, please so state. Please see Item 14(a)(3) of Part II of Form 1-A.

Financial Statements

Independent Auditor's Report, page F-2

25. Your independent auditor refers to the audit of Fundrise Real Estate Investment Trust, LLC which was performed by other auditors and whose report was furnished to your auditor. Please amend your filing to provide the audit report of the other auditors as it appears that your auditor is relying on the work of the other auditors, or tell us why such report is not required. Please refer to Rule 2-05 of Regulation S-X. To the extent you amend your filing to include an additional audit report, please also revise your disclosure under Experts on page 74 to reference the other auditor.

Notes to Consolidated Financial Statements, page F-8

26. Please revise your footnotes to clarify the nature of your non-controlling interest in consolidated entities and disclose any redemption provisions, or tell us where you disclose this information.

Part III – Exhibits

27. Please file your 2014 Stock Option and Grant Plan as a material contract or provide us with a detailed explanation as to why filing such plan is not required. Please see Item 17(6) of Part III of Form 1-A.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3655 with any other questions.

        Sincerely,

        /s/ Sonia Gupta Barros

        Sonia Gupta Barros
        Assistant Director
        Office of Real Estate and
        Commodities

cc: Mark Schonberger (Via E-mail)
       Goodwin Procter LLP